[LETTERHEAD]

November 25 , 2009

Securities and Exchange Commission
Washington, D.C. 20549
Attn.: Larry Spirgel, Assistant Director

Re:         ANV Security Group, Inc.
Registration Statement on Form 10-12G
Filed October 20, 2009
                             File Number 000-34489

Ladies and Gentlemen:

This letter accompanies Amendment Number One to the above captioned registration statement and is written to assist the staff in its review.  The amendment represents an updating of the material previously filed, the correction of certain errors and omissions as well as a response to staff comments.  The numbered paragraphs below correspond to the numbered paragraphs in the staff’s letter dated November 10, 2009.

1.	The comment regarding the filing requirements under the Section 12(g) of the Securities and Exchange Act of 1934, as amended (“34 Act”).
2.	An explanatory note has been included in the amendment as requested.
3.	We have used an outside EDGARizing company to prepare this filing in an effort to avoid the formatting errors you have mentioned.
4.	We have separately faxed the relevant documents to the staff.
5.	We have revised the Form 10 to remove all references to sales to government agencies. The Company has marketed to government agencies, but has not achieved any sales to date.
6.	We have added language with respect to the costs to enter the other markets which reflects the Company’s current assessment of its plans.
7.	We have added language in response to the comment.
8.	We have expanded the discussion as suggested by the comment.
9.	We have expanded the discussion as suggested by the comment.
10.	Net Loss Per Share has been recalculated in the amendment.
11.	We have eliminated the segment “monthly monitoring service contract.
12.	Results for the quarter ended September 30, 2009 are included in the amendment.

Please feel free to contact me should you require any further information.

Very truly yours,
/s/ Frank J. Hariton

Frank J. Hariton